FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer

                           Pursuant to Rule 13a-16 of
                       the Securities Exchange Act of 1934

                                For 24 March 2003
                         Commission File Number 0-30358

                                  ebookers plc
                              --------------------
                              (Name of Registrant)

                       25, Farringdon St, LONDON, EC4A 4AB
                    ----------------------------------------
                    (Address of principal executive offices)


          Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                  Form 20-F |X|                  Form 40-F
                           -----                           -----


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
                   under the Securities Exchange Act of 1934.

                   Yes                            No  |X|
                      -------                       ------


                               If "Yes" is marked,
                             indicate below the file
                             number assigned to the
                                  registrant in
                              connection with Rule
                                   12g3-2(b):

                                 Not applicable.


Enclosures:

4th quarter and full year 2002 results        24 March 2003               26 inc

FINANCIAL RESULTS FOR FULL YEAR 2002 AND QUARTER 4 ENDED 31 DECEMBER

                  - ebookers announces 55% turnover increase -

                 - India back office continues to reduce costs -

24 March 2003: - ebookers plc, the pan-European  online travel agency (LSE:
EBR, Nasdaq: EBKR), today announces financial results for the Full Year and Quarter 4 ended 31 December 2002.

Highlights (UK GAAP)

- Annual gross sales up 52% to (pound)273m and turnover (gross profit)(1) up 55% to (pound)31m
     (FY2001 gross sales (pound)180m,  turnover (gross profit) (pound)20m)

- Quarter 4 gross sales up 62% to (pound)63.9m and turnover (gross profit ) up 63% to (pound)8.0m
     (Q4 2001 gross sales  (pound)39.4m,  turnover (gross profit) (pound)4.9m)

-    India back office helps reduce  annual  operating  expenses  despite  sales
     growth  (Total   operating   expenses   FY2002   (pound)44.6m   ,  FY  2001
     (pound)46.6m)

- Annual loss before tax halved from (pound)25.6m in 2001 to (pound)12.3m in 2002. Quarter 4 loss before tax reduced from (pound)5.9m in 2001 to (pound)3.3m in 2002

- Annual adjusted loss before tax(3) reduced from (pound)19.3m in 2001 to (pound)5.2m in 2002 in line with market expectations. Quarter 4 adjusted loss before tax reduced from (pound)4.1m in 2001 to (pound)0.5m in 2002

-    Positive   adjusted   EBITDA(2)   maintained  in  Quarter  4  despite  weak
     seasonality and in line with market  expectations
     (Q4 2002 (pound)0.1m , Q3 2002 (pound)0.2m, Q4 2001 - (pound)2.9m)

-    Travelbag integration on schedule for timings and savings


Dinesh Dhamija CEO ebookers plc comments:

"The growth we have achieved this year demonstrates the strength of our business model and the opportunity for the internet in our industry. Our Indian back office has also shown our ability to reduce cost significantly.

We are making swift progress with the Travelbag Integration, and, there too, we will be looking to secure internet growth and reduce costs.

Although the current economic and geopolitical environment is uncertain we will continue to focus on growth and cost reduction, on driving internet sales through Travelbag and Bridge the World, and are confident about our prospects for 2003."

(1) The presentation of turnover has been changed from a gross to a net basis. See note 5.

(2) Adjusted EBITDA is defined in note 7.

(3) Defined as loss on ordinary activities before taxation amortisation, stock compensation charges, national insurance on share options and exceptional items. See note 7.

Chairman's statement
In 2002 we saw strong growth and reduced costs. Gross sales grew to (pound)273m from (pound)180m in 2001, an increase of 52%, nearly all of which was organic (not from acquisitions). These figures are all the more noteworthy given the continued slowdown in much of the rest of the travel industry caused by the tragedy of 9/11 and global economic slowdown. As well as undergoing strong growth, ebookers has made major advances in its bid to be the lowest-cost provider in European online travel. We believe our Business Process Outsourcing ("BPO") facility in New Delhi, India provides us with a distinct cost advantage over our competitors. Fourteen separate functions are carried out there by a graduate workforce on competitive local salaries. Group-wide, adjusted operating expenses in 2002 (Defined in note 7) were equivalent to 12% of gross sales, compared to 20% in 2001. With increased scale, our BPO facility, and new technology, we are firmly focused on reducing our cost base relative to our sales.

Board
It was with regret that in January 2003 we said goodbye to Sanjiv Talwar, ebookers' second employee, and our Managing Director who has been advised to take a break from his career for health reasons. Overall, however, the period since our last annual results announcement has seen a major strengthening of our management team with the appointment of seasoned industry professionals with large company experience. Earlier in the year, Nigel Addison Smith joined ebookers as Chief Financial Officer following periods of service at First Choice, Air 2000 and KPMG. John Donaldson, former CEO of Thomas Cook, also joined us as a Non-Executive Director. Following our acquisition of Travelbag, we welcome to the Board Peter Liney as UK Managing Director and Executive Director. Peter Liney worked for British Airways from 1988 to 1999, where he held various senior positions including Head of Leisure Sales for the United Kingdom and General Manager, Asia Pacific Alliances. Other senior non-board appointments included Peter Bradshaw as UK Finance Director in February 2003 from Travelbag, Philip Dale, who joined as Chief Information Officer in April 2002, from Priceline.com, and Thomas Meyjes who joined us in November 2002 as Regional Director from KLM. In addition, I am delighted that all of Travelbag's senior management have joined the Group.

Outlook
We were pleased to see a return to strong trading in January after the weak trading at the end of last year. However, as war in Iraq became more likely, we experienced a dampening effect on our UK sales and turnover (gross profit). We reacted to this weakening of sales by reducing our cost base and therefore still expect to report a satisfactory first quarter. Travelbag's financials will be consolidated from February 2003 and given the difficult trading environment, we are satisfied with their trading performance to date. The commencement of hostilities against Iraq on 19 March, 2003 will inevitability have an impact on sales and profitability for the remaining days of the first quarter. Looking forward, no one knows how long the current political situation will remain. However, whilst having contingency plans in place should actions in the Middle East become protracted we are focused on taking advantage of the anticipated recovery in the market after hostilities end. After both the first Gulf War and 9/11 our business experienced rapid recovery as European consumers swiftly regained their confidence in booking leisure travel. Following 9/11, our internet business showed particularly rapid recovery and growth rates accelerated over the following quarters.
We view our prospects for 2003 and beyond with optimism. We are in an excellent position to benefit from the continued shift of consumers onto online sales channels. Of course, the year will not be without business challenges - the integration of Travelbag, the growth of our capacity in Delhi and the continued development of our website technology - but I believe that our management and staff have the enthusiasm and capability to deal with these.

Operating review

Acquisition of Travelbag
In February 2003 we successfully completed the (pound)55m acquisition of Travelbag in furtherance of the acquisition strategy we announced in the first half of 2002. At that time, we announced our intention to make large-scale acquisitions of mainly offline travel companies in order to meet our target of (pound)1bn of annualised gross sales within 2004 through both acquisitive and organic growth (i.e. during a quarter in 2004 we aim to achieve gross sales in excess of (pound)250m). Also, to secure the following benefits:

- increased scale, leading to higher margins through better buying and negotiating power with suppliers;

- cost synergies through the use of ebookers' Indian BPO facility, which reduces processing and administrative costs of an acquired entity;

- increasing the growth rate of the acquired businesses by taking them online using ebookers' technology and expertise; and

-    improved range and depth of supplier product relationships.

Travelbag is a profitable travel agency and in the top three of the United Kingdom non-package, non-business sector. In its current financial year, ending March 2003, we estimate that it will have approximately (pound)200m of annual gross sales compared to (pound)273m for ebookers in 2002. It has a greater long-haul focus than ebookers. Approximately 98% of its sales are long and mid-haul, particularly to the high-value Australia and New Zealand markets. Its gross margin during the financial year ending March 2003 is estimated to be approximately 14% with an average transaction value of (pound)1,450, compared to 11.5% and (pound)582 for ebookers in the United Kingdom for 2002. Travelbag sells over the telephone, through a network of 12 shops, and through its websites: www.travelbag.co.uk, www.bridgetheworld.com and www.travelbag-adventures.com.

An Integration Committee was formed in February 2003 and has already made significant progress in planning major cost and revenue synergies from the integration of Travelbag into the Group. The aims of the Committee are to:

- translate increased scale into increased buying power by leveraging combined gross sales of nearly(pound)500m;

- maximise group-wide product synergies. ebookers is strong on travel to the United States. Travelbag is strong on Australia/New Zealand and adventure travel;

- achieve internet growth with the Travelbag brands. Travelbag's traditional focus has been on offline sales channels such as the telephone. ebookers aims to use its technology to transform the customer and transactional experience of Travelbag's websites and assist it to achieve higher growth rates than achieved historically. ebookers has considerable experience of growing the internet sales of offline travel businesses and "online booking incentives" to encourage traditionally offline customers to transfer to the internet; and

- realise significant operating synergies through the merger of the head offices of Travelbag and ebookers in the United Kingdom, and the transfer of certain Travelbag processes to ebookers' Indian BPO facility, as was done in 2002 following the integration of Flightbookers.

Indian BPO(Back Office) Facility
ebookers' 22,000-square-feet Indian BPO facility is a competitive advantage and underlines our commitment to becoming the lowest-cost provider in the European online travel industry. It gives us the capacity to take on increases in internet and telephone sales at lower cost. With a highly-qualified graduate workforce, undergoing structured programmes of training, in some areas such as call centre conversion, Indian staff are already achieving standards on a par with their European colleagues. During the second half of 2002, the Indian BPO facility became fully operational with staff numbering 400 by the end of December. Staff carry out various processes including email sales, customer service, competitor pricing analysis, accounting and IT development. The Indian BPO facility provides multiple data and power backup to ensure activities are continued uninterrupted on a 24/7 basis. No import or excise duty is charged on capital goods and our subsidiary is exempt from corporate income tax until 2010.

In its establishment phase, the majority of processes carried out in the Indian BPO facility have been for ebookers' UK operations. However, other operating countries are now starting to transfer functions where appropriate. For example, France outsourced email and back office functions to India in 2002 as well as transferring some call centre functions to ebookers' multilingual hub in Dublin. Finland, too, is making significant use of the Indian BPO facility and initial migration of call centre functions to India started in August 2002. A second call centre team started in January 2003 with many back office functions expected to be transferred in the first half of 2003. In future, ebookers anticipates that incremental cost savings from India will become far more significant as scale increases. The Indian BPO facility is already gearing up to take on additional workload following the acquisition of Travelbag.

Product development
As a result of our 20-year heritage and the relationships we have established during that time, we believe that we have one of the widest travel product ranges on the web in Europe. By negotiating directly with travel suppliers we help airlines, hotels, cruise and car hire companies sell their capacity while offering our customers savings of up to 75% on standard prices. The benefit for ebookers is that these "merchant fares" are attractive to customers, yet have high margins and carry no inventory risk.


In 2002, our product teams throughout Europe focused on increasing the size and attractiveness of our product range while supporting Group profitability targets. A major focus has been to improve margins and customer spend by selling more high-value directly negotiated non-air products on websites and through our call centres, and in particular by "cross selling" these products with flights. Our merchant hotel and car hire products offer excellent value to the customer, yet can give us margins up to three times higher than an airfare. To support this objective, in 2002, we launched specialist sections on our websites including Luxurybookers, Hotelbookers and ebookers Sports in the United Kingdom. Product presentation was also improved through the launch of destination and themed microsites for example, a new Australasia section, and areas for ski, snowboarding and golf holidays.

Sales and marketing
ebookers continues to implement a sales and marketing strategy based on cost-effective execution while maintaining high growth. In 2002, sales and marketing spend was equivalent to 5.7% of gross sales as compared to 10.6% in 2001.

We utilised both online and offline marketing tools in 2002 to encourage consumers to book via the internet. ebookers' main approach in 2002 was to use targeted niche marketing rather than mass media such as television. Online, ebookers continues to develop partnerships and affiliations with major portals and search engines including Yahoo, Lycos, Google, Overture, espotting, BT Looksmart and Tiscali, Wanadoo.nl in the Netherlands, Bluewin in Switzerland and startsriden.no in Norway.

A marketing aim of 2002 was to develop the sale of high-value high-margin specialist products, therefore we have launched dedicated email newsletters to support the new specialist sections on the ebookers website including sports and luxury mailings.

Offline we employed a diverse and innovative marketing mix ranging from public relations to print newspapers to the radio. For example, in 2002 we carried out a London Underground and poster advertising campaign in the United Kingdom, advertised on trains to Oslo airport and launched a "new look" poster campaign in Ireland. We also took part in numerous promotions. For example, in the Netherlands we had promotions with well-known fast food, music retail and soft drinks brands, and advertised on one of the country's biggest radio stations.

ebookers' call centre strategy is also supporting cost and profitability targets. In 2002 in the United Kingdom and Ireland, ebookers implemented a new call routing strategy. Higher-margin and high-value complex enquiries are routed to more experienced European sales staff, while lower margin point to point or short haul enquiries are routed to our Indian BPO facility.

Technology
In 2002, we continued to invest in implementing group-wide IT systems, giving us the ability to process large volumes of multi-product automated web-based sales, combined with efficient information, financial and reporting systems. A new web-based middle office system is being implemented in the United Kingdom and Ireland and is currently expected to be extended across further ebookers' operations. We also invested in a new back office accounting system which has already gone live in the UK and India. In India we have the added advantage of much lower software licensing costs on our accounting packages.

During 2002 customer-facing technology development supported margin improvement and sales growth objectives. We launched an improved hotel booking engine and the first stage of a dynamic packaging system enabling customers to save money by buying flight and hotel modules together as a package.

Strategy for 2003
Our strategy for 2003 aims for high growth, while maintaining our commitment to be one of the lowest-cost providers in the European online travel industry. During 2003 we aim to:

-    fully integrate Travelbag and maximise revenue and cost synergies;

- increase our revenues by selling more high-margin non-air products such as cars and hotels through new technology and improved negotiation with product suppliers;

- encourage more bookings on our websites by continually improving usability and functionality and to improve the website technology of the brands we have acquired;

- continually improve our product range and differentiate our brands from the competition by offering the widest range of products at the best prices;

-    keep costs low by increasing our use of automation technology;

- maximise the use of our low-cost Indian BPO facility by transferring all functions for which it is profitable and practicable to do so; and

- consider further acquisitions, particularly in continental Europe, provided that these acquisitions are in line with ebookers' stated acquisition strategy and benefit its shareholders.

We look forward to implementing the above strategy and delivering another year of significant operational progress.

Financial Review

2002 was a successful year and we made strong progress towards achieving profitability. We met two key financial targets, generating cash for the first time in Quarter 1 and reaching positive adjusted EBITDA (see note 7) in Quarter 3.

Summary
ebookers delivered strong growth in turnover (gross profit) (see note 5) in 2002 while maintaining margins. Total operating expenses decreased from (pound)46.6m in 2001 to (pound)44.6m in 2002. Adjusted operating expenses (see note 7) decreased as a percentage of gross sales from 20% in 2001 to 12% in 2002. During the second half of the year our investment in our Indian BPO facility made a significant contribution to this falling cost base, underlining ebookers' commitment to being the lowest-cost provider in the European online travel industry.

In Quarter 4, turnover (gross profit) increased to (pound)8.0m, up 63% on Quarter 4 2001. At the same time Quarter 4 costs reduced significantly against the preceding quarter, again indicative of the effect of our Indian BPO. Adjusted operating expenses for Quarter 4 decreased from (pound)9.1m in Q3 2002 to (pound)8.0m in Q4 2002.

Gross sales
Gross sales increased from (pound)179.8m in 2001 to (pound)273.5m in 2002, an increase of 52%. This was nearly all organic (non-acquisition) growth, driven primarily by continued consumer internet take-up, better call centre conversion rates, as well as an increase in average spend supported by our marketing strategy that aims to push customers towards higher value products.

Turnover (gross profit)
Turnover (gross profit) also reached a record level of (pound)31.4m, up 55% on last year's restated figure of (pound)20.3m. The gross profit margin on gross sales remained strong at 11.5% in 2002 compared to 11.3% in 2001.

Due to our increasing size and reach, ebookers is becoming increasingly important as a distribution platform and has negotiated incentives with many key suppliers. The overall effect of these incentives is to help compensate for the erosion in basic margin (commission) on published fares. In addition, the majority of ebookers' sales are negotiated merchant fares for which ebookers marks up its own margins and are therefore not subject to commission cutting. In 2002 approximately 71% of ebookers' gross sales were due to merchant fares (2001: 72%).

In Quarter 4, turnover (gross profit) increased from (pound)4.9m in Q4 2001 to (pound)8.0m in Q4 2002. The gross profit margin on gross sales was 12.6% in Q4 2002 compared to 12.5% in Q4 2001. Quarter 4 2001 had particularly high margins due to increased distressed inventory after the 9/11 terrorist attacks, therefore the margin increase achieved in Q4 2002 is particularly encouraging.

Operating expenses
2002 has been a successful year for cost reduction in both absolute and relative terms. Adjusted operating expenses (see note 7) were (pound)33.5m in 2002 compared to (pound)36.3m in 2001. As a percentage of gross sales, this represents an improvement from 20% in 2001 to 12% in 2002. This improvement was achieved despite dual costs incurred over the year during the establishment phase of our Indian BPO facility. In 2003 ebookers will continue to implement its strategy of moving functions to India whenever possible. Total operating expenses decreased from (pound)46.6m in 2001 to (pound)44.6m in 2002.

Quarter 4 costs decreased significantly against the preceding quarter, indicative of the effect of our Indian BPO. Adjusted operating expenses for Quarter 4 decreased from (pound)9.1m in Q3 2002 to (pound)8.0 m in Q4 2002 (Q4 2001 (pound)7.9m). Total operating expenses in Q4 2002 was (pound)11.6m compared with (pound)10.8m in Q4 2001. The increase was due mainly to increased stock compensation expenses and national insurance charges on stock options in Q4 2002.

Sales and marketing costs
Sales and marketing costs were (pound)15.7m in 2002 compared to (pound)19.0m in 2001, a decrease of 17%, despite strong gross sales growth of 52%. This resulted from the impact of ebookers' Indian BPO facility and also a more cost-effective marketing strategy. In Q4 2002 sales and marketing costs were (pound)3.3m compared with (pound)3.8m in Q4 2001, a decrease of 12%.

Administrative expenses
Technology costs in 2002 were (pound)3.1m compared with (pound)2.6m in 2001. As a percentage of gross sales this represents an improvement from 1.4% in 2001 to 1.1% in 2002. The absolute increase reflects greater focus on developing automation and website technology, such as improvements to booking engine software. The main element of technology costs is staff and consultancy costs, along with ongoing costs associated with technology running and maintenance including communication and hosting expenses. In Q4 2002 technology costs were (pound)0.9m compared with (pound)0.5m in Q4 2001.

General administrative expenses decreased to (pound)14.6m in 2002 compared to (pound)14.7m in 2001 despite the growth in the business. General administrative expenses as a percentage of gross sales were reduced from 8.2% in 2001 to 5.4% in 2002. This results from the business' ongoing focus on cost control and the impact of ebookers' low-cost Indian BPO facility. Key items of general administrative expenses include salary costs for non-sales and marketing and technology staff, building costs, telecommunication costs, and professional fees. In Q4 2002 general administrative expenses were (pound)3.7m compared to (pound)3.5m in Q4 2001, a decrease as a percentage of gross sales from 9.0% in 2001 to 5.8% in 2002.

Administrative expenses in Q4 2002 also included (pound)0.5m resulting from the amortisation of profit on a sale and leaseback transaction of IT equipment.

Depreciation increased by 12.9% to (pound)4.5m in 2002, compared to (pound)4.0m in 2001, partly as a result of the sale and leaseback transaction described above, which while generating profits of (pound)0.5 million reported above, also gave rise to a (pound)0.3m higher depreciation charge. As a percentage of gross sales, depreciation decreased from 2.2% in 2001 to 1.7% in 2002.

Administrative expenses in Q4 2002 also included (pound)1.1m relating to National Insurance liability for the potential exercise of stock options. This resulted from the increase in share price during the period.

Stock compensation cost increased from (pound)0.8m in 2001 to (pound)1.2m in 2002. This increased stock compensation cost results from an increase in the charge for variable scheme options (within which the number of options changes as the issued share capital changes). Stock compensation cost was (pound)0.5m for Q4 2002 compared to a credit of (pound)0.2m for Q4 2001.

Amortisation cost remained at same levels as last year with only a 1.3% increase from (pound)4.7m in 2001 to (pound)4.8m in 2002.

Adjusted EBITDA
Adjusted EBITDA (see note 7) improved from negative (pound)16.0m in 2001 to negative (pound)2.0m in 2002. We achieved our first quarterly positive adjusted EBITDA milestone in the Quarter 3. In Q4 2002 Adjusted EBITDA was a profit of (pound)0.1m compared to a loss of (pound)2.9m in Q4 2001.

Operating loss and loss on ordinary activities before taxation
As a result of the above, operating loss reduced from (pound)26.3m in 2001 to (pound)13.2m in 2002. Our loss on ordinary activities before taxation improved from (pound)25.6m in 2001 to (pound)12.3m in 2002. In Q4 2002 operating loss was (pound)3.6m compared with (pound)5.9m in Q4 2001. Loss on ordinary activities before taxation was (pound)3.3m in Q4 2002 compared with (pound)5.9m in Q4 2001.

Treasury
As at 31 December 2002, ebookers had net cash of (pound)21.3m compared with (pound)20.1m at 31 December 2001. The above results led to a cash inflow for 2002 of (pound)1.0m compared to a cash outflow of (pound)13.1m in 2001.

Loss per share
Basic and diluted loss per share decreased from 55.49p in 2001 to 25.62p in 2002. In Q4 2002 basic and diluted loss per share was 7p compared to 13p in Q4 2001.


(1) The presentation of turnover has been changed from a gross to a net basis, see note 5.

                                    --ends--




For further information:

ebookers plc
Oliver Strong                                       +44 (0) 20 7489 2239
oliver.strong@ebookers.com                          +44 (0) 7771 934 153

Cubitt Consulting (UK)
Peter Ogden                                         +44 (0) 20 7367 5117
peter.ogden@cubitt.com


Webcast and conference call

When: Monday 24 March 2003 at 15:00 GMT  17:00 CEST & 11:00 ET.
Where: For registration of the live event please click on the link below:
         http://meta.unit.net/ebookers/20030324/index.html
Should you wish to take part in the Conference Call, please dial one of the following numbers:
UK dial in 0845 245 3471
International dial in +44 (0) 1452 542 300
A replay of the conference will be available for 7 days on the following numbers: UK 0845 245 5205
International  +44 (0) 1452 55 00 00
Replay Access Number: 960507#
If you are unable to participate during the live audio webcast, the event will be archived on the same URL as listed above for 90 days from the date of the event.

About ebookers plc

ebookers is a leading pan-European online travel agency with websites in 11 European countries - UK, France, Ireland, Germany, Spain, Holland, Switzerland, Sweden, Denmark, Norway, and Finland. It specialises in the mid- and long-haul modular leisure segments of the European travel industry. It also specialises in selling discount merchant fares, which are negotiated directly with leading travel suppliers in order to help them sell their excess capacity without damaging their pricing structure and brands. ebookers has a low-cost BPO facility in New Delhi, India with a staff of over 400, which carries out 14 separate functions from email sales to software development. The Company has a multi brand marketing strategy. Its brands include ebookers.com, Flightbookers, Travelbag, Travelbag Adventures Bridge the World, and MrJet. ebookers plc is listed on the London Stock Exchange and quoted on Nasdaq in the United States of America.

Forward Looking Statements

Except for the historical information contained herein, the matters discussed in this news release are forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those in such forward looking statements. Potential risks and uncertainties include, without limitation, the company's ability to identify, acquire and integrated companies across Europe including Travelbag Holdings, its ability to significantly increase its online revenues and sales volumes, to maintain and develop relationships with travel suppliers and strategic partners and to attract and retain customers, potential adverse changes in its gross mark up or in commission rates, reduce its operating costs through outsourcing certain functions to India, unforeseen events affecting the travel industry, and the company's dependence on its ability to establish its brand. The foregoing list of important factors is not exhaustive. When relying on forward-looking statements, readers should carefully consider the foregoing factors and other uncertainties and events, as well as factors described in documents ebookers plc files from time to time with regulatory authorities in the United Kingdom and the United States, including annual reports on Form 20-F filed with the US Securities and Exchange Commission. Any forward-looking statements speak only as of the date on which they are made and except as required by the rules of the UK Listing Authority, the London Stock Exchange and applicable law, ebookers plc undertakes no obligation to update publicly or revise any forward-looking statements.






CONSOLIDATED PROFIT AND LOSS ACCOUNT                                   Year                        Year
                                                                      ended                       ended
                                                                  31-Dec-02                   31-Dec-01
[Prepared in accordance with UK GAAP]                           (pound)'000                 (pound)'000
                                                                  (audited)                   (audited)



GROSS SALES                                                         273,491                     179,753
                                                             ===========================================


Turnover (gross profit)                                              31,430                     20,303*

Distribution costs:
Sales and marketing                                                (15,705)                    (18,965)

Administrative expenses:
Technology costs                                                    (3,117)                     (2,589)
General administrative expenses                                    (14,645)                    (14,716)
Depreciation                                                        (4,546)                     (4,025)
Amortisation of profit on sale and leaseback transaction                479                           -
National Insurance on stock options                                 (1,135)                           -
Stock compensation cost                                             (1,194)                       (831)
Amortisation                                                        (4,761)                     (4,696)
Exceptional item - provision for impairment of goodwill                   -                       (784)

                                                             -------------------------------------------
Total administrative expenses                                      (28,919)                    (27,641)
                                                             -------------------------------------------

Total operating expenses                                           (44,624)                    (46,606)


                                                             -------------------------------------------
Operating loss                                                     (13,194)                    (26,303)

Interest receivable and similar income                                1,002                       1,128
Interest payable and similar charges                                  (140)                       (466)

                                                             -------------------------------------------
Loss on ordinary activities before taxation                        (12,332)                    (25,641)

Tax charge on loss on ordinary activities                             (155)                        (75)

                                                             -------------------------------------------

Loss on ordinary activities after taxation for
the financial year                                                 (12,487)                    (25,716)
                                                             ===========================================


Weighted average number of shares (in thousands)                     48,741                      46,336

Basic and diluted loss per share                                   (25.62)p                    (55.49)p
                                                             ===========================================
* The presentation of turnover has changed during this year; see note 5 for details. All activities are derived from continuing operations




CONSOLIDATED BALANCE SHEET
                                                                           As restated*  As restated*
                                                                31-Dec-02     31-Dec-01     30-Sep-02
[Prepared in accordance with UK GAAP]                         (pound)'000   (pound)'000   (pound)'000
                                                                (audited)     (audited)   (unaudited)


Fixed Assets
Intangible assets                                                  10,279        15,040        12,044
Tangible assets                                                     3,816         6,180         4,178

                                                            ------------------------------------------
                                                                   14,095        21,220        16,222
                                                            ------------------------------------------


Current Assets
Debtors                                                             6,107         5,707         9,155
Cash at bank and in hand                                           21,729        20,098        26,193

                                                            ------------------------------------------
                                                                   27,836        25,805        35,348


Creditors: amounts falling due within one year                   (26,307)      (21,411)      (33,999)


                                                            ------------------------------------------
Net Current Assets                                                  1,529         4,394         1,349
                                                            ------------------------------------------


Total assets less current liabilities                              15,624        25,614        17,571


Creditors: amounts falling due after more than one year                 -         (200)             -

Provisions for liabilities and charges                            (1,770)         (635)         (635)


                                                            ------------------------------------------
Net assets                                                         13,854        24,779        16,936
                                                            ==========================================


Capital and reserves
Called up share capital                                             7,009         6,557         6,982
Share premium account                                              73,778        68,525        73,402
Merger reserve                                                      2,194         2,194         2,194
Shares to be issued                                                19,080        23,139        18,587
Profit and loss account                                          (88,207)      (75,636)      (84,229)


                                                            ------------------------------------------
Equity shareholders' funds                                         13,854        24,779        16,936
                                                            ==========================================
* Provisions for liabilities and charges have been reclassified from within creditors due within one year.




CONSOLIDATED CASH FLOW STATEMENT                                  Year                        Year
                                                                 ended                       ended
                                                             31-Dec-02                   31-Dec-01
[Prepared in accordance with UK GAAP]                      (pound)'000                 (pound)'000
                                                             (audited)                   (audited)


Net cash inflow/(outflow) from operating
activities                                                       3,828                    (12,306)


Returns on investment and servicing of finance
Interest received                                                  872                       1,128
Interest element of finance lease rental
payments                                                          (27)                        (71)
Interest paid                                                    (113)                       (122)
Net cash flow from returns on investment and
                                                        -------------------------------------------
servicing of finance                                               732                         935
                                                        -------------------------------------------


Overseas tax (paid)/received                                     (213)                          47


Capital expenditure and financial investment
Payments to acquire tangible fixed assets                      (2,781)                     (2,911)
Receipts from sale of tangible fixed assets                          -                         329
Net cash flow from capital expenditure and
                                                        -------------------------------------------
financial investment                                           (2,781)                     (2,582)
                                                        -------------------------------------------


Acquisitions
Payments to acquire subsidiary undertakings                          -                        (59)
Cash acquired with subsidiaries                                      -                         419
                                                        -------------------------------------------
Net cash flow from acquisitions                                      -                         360
                                                        -------------------------------------------


Net cash inflow/(outflow) before financing                       1,566                    (13,546)

Financing
Issue of ordinary shares                                           454                           -
Sale and leaseback                                                   -                       1,200
Capital element of finance lease payments                      (1,034)                       (746)

                                                        -------------------------------------------
Net cash flow from financing                                     (580)                         454
                                                        -------------------------------------------


Increase/(decrease) in cash in the year                            986                    (13,092)
                                                        ===========================================






CONSOLIDATED QUARTERLY PROFIT AND LOSS ACCOUNT                      Quarter       Quarter       Quarter
                                                                      ended         ended         ended
                                                                  31-Dec-02     31-Dec-01     30-Sep-02
[Prepared in accordance with UK GAAP]                           (pound)'000   (pound)'000   (pound)'000
                                                                (unaudited)   (unaudited)   (unaudited)



GROSS SALES                                                          63,918        39,400        77,949
                                                             ===========================================


Turnover (gross profit)                                               8,023        4,923*        9,216*

Distribution costs:
Sales and marketing                                                 (3,333)       (3,782)       (4,629)

Administrative expenses:
Technology costs                                                      (933)         (547)         (716)
General administrative expenses                                     (3,695)       (3,531)       (3,717)
Depreciation                                                        (1,330)       (1,220)       (1,100)
Amortisation of profit on sale and leaseback transaction                479             -             -
National Insurance on stock options                                 (1,135)             -             -
Stock compensation (cost)/credit                                      (493)           167             -
Amortisation                                                        (1,185)       (1,122)       (1,192)
Exceptional item - provision for impairment of goodwill                   -         (784)             -

                                                             -------------------------------------------
Total administrative expenses                                       (8,292)       (7,037)       (6,725)
                                                             -------------------------------------------

Total operating expenses                                           (11,625)      (10,819)      (11,354)


                                                             -------------------------------------------
Operating loss                                                      (3,602)       (5,896)       (2,138)

Interest receivable and similar income                                  312           144           261
Interest payable and similar charges                                   (30)         (112)          (84)

                                                             -------------------------------------------
Loss on ordinary activities before taxation                         (3,320)       (5,864)       (1,961)

Tax charge on loss on ordinary activities                             (226)          (14)           (8)

                                                             -------------------------------------------

Loss on ordinary activities after taxation
retained for the financial quarter                                  (3,546)       (5,878)       (1,969)
                                                             ===========================================


Weighted average number of shares (in thousands)                     49,969        46,833        49,874

Basic and diluted loss per share                                    (7.10)p      (12.55)p       (3.95)p
                                                             ===========================================
* The presentation of turnover has changed during this year; see note 5 for details.





CONSOLIDATED CASHFLOW STATEMENT                                Quarter       Quarter       Quarter
                                                                 ended         ended         ended
                                                             31-Dec-02     31-Dec-01     30-Sep-02
[Prepared in accordance with UK GAAP]                      (pound)'000   (pound)'000   (pound)'000
                                                           (unaudited)   (unaudited)   (unaudited)


Net cash (outflow)/inflow from operating
activities                                                     (3,126)       (1,863)         1,959


Returns on investment and servicing of finance
Interest received                                                  182           144           261
Interest paid                                                     (11)         (112)          (84)
Net cash flow from returns on investment and
                                                        -------------------------------------------
servicing of finance                                               171            32           177
                                                        -------------------------------------------

Overseas tax paid                                                (205)          (26)           (8)

Capital expenditure and financial investment
Payments to acquire tangible fixed assets                      (1,567)         (889)          (79)
Net cash flow from capital expenditure and
                                                        -------------------------------------------
financial investment                                           (1,567)         (889)          (79)
                                                        -------------------------------------------


Net cash (outflow )/inflow before financing                    (4,727)       (2,746)         2,049

Financing
Issue of ordinary shares                                           404           200             -
Capital element of finance lease repayments                      (167)         (256)         (417)

                                                        -------------------------------------------
Net cash flow from financing                                       237          (56)         (417)
                                                        -------------------------------------------


(Decrease)/increase in cash in the quarter                     (4,490)       (2,802)         1,632
                                                        ===========================================



NOTES TO THE ACCOUNTS

1.       Segmental analysis and trading information

----------------------------------------------------------------------------------------------
                                 Gross sales (1)              Turnover (gross profit) (2)
                                     Year             Year              Year             Year
                                    ended            ended             ended            ended
                              31-Dec-2002      31-Dec-2001       31-Dec-2002      31-Dec-2001
                              (pound)'000      (pound)'000       (pound)'000      (pound)'000
                                (audited)        (audited)         (audited)        (audited)

UK                                181,606          110,696            21,315           12,764
non-UK                             91,885           69,057            10,115            7,539

                       -----------------------------------------------------------------------
                                  273,491          179,753            31,430           20,303
                       -----------------------------------------------------------------------

                       -----------------------------------------------------------------------
                                                          ------------------------------------
                            (Loss)/profit before tax           Net assets/(liabilities)
                                     Year             Year
                                    ended            ended             As at            As at
                              31-Dec-2002      31-Dec-2001       31-Dec-2002      31-Dec-2001
                              (pound)'000      (pound)'000       (pound)'000      (pound)'000
                                (audited)        (audited)         (audited)        (audited)

UK                               (13,546)         (25,279)            11,908           25,473
non-UK                              1,214            (362)             1,946            (694)

                       -----------------------------------------------------------------------
                                 (12,332)         (25,641)            13,854           24,779
                       -----------------------------------------------------------------------


----------------------------------------------------------------------------------------------
                                 Gross sales (1)              Turnover (gross profit) (2)
                                  Quarter          Quarter           Quarter          Quarter
                                    ended            ended             ended            ended
                              31-Dec-2002      30-Sep-2002       31-Dec-2002      30-Sep-2002
                              (pound)'000      (pound)'000       (pound)'000      (pound)'000
                              (unaudited)      (unaudited)       (unaudited)      (unaudited)

UK                                 41,436           50,599             5,664            5,698
non-UK                             22,482           27,350             2,359            3,518

                       -----------------------------------------------------------------------
                                   63,918           77,949             8,023            9,216
                       -----------------------------------------------------------------------

                       -----------------------------------------------------------------------
                            (Loss)/profit before tax           Net assets/(liabilities)
                                  Quarter          Quarter
                                    ended            ended             As at            As at
                              31-Dec-2002      30-Sep-2002       31-Dec-2002      30-Sep-2002
                              (pound)'000      (pound)'000       (pound)'000      (pound)'000
                              (unaudited)      (unaudited)         (audited)      (unaudited)

UK                                (3,348)              855            11,908            1,738
non-UK                                 28          (2,993)             1,946            2,671

                       -----------------------------------------------------------------------
                                  (3,320)          (2,138)            13,854            4,409
                       -----------------------------------------------------------------------

----------------------------------------------------------------------------------------------

(1) Gross sales is a memorandum disclosure and represents the total transaction value of all our services and hence includes the total amount paid by customers for the services provided by the Group, as opposed to the margin earned per the Group's turnover definition. The Group reports total transaction value since the Directors believe that it reflects more accurately the cash flows within the Group. It is also a widely used measure of company size within the travel sector.

(2) Turnover (gross profit) in the Group consists largely of the margins on sales of discounted airfares on scheduled flights as well as other travel products and services. The Group recognises revenue at the time the reservation is ticketed as the customer generally does not have the ability to cancel tickets or obtain refunds after ticketing, and all amounts payable have been received. In cases where customers have the ability to cancel and obtain refunds after ticketing, the Group is able to estimate its refund obligations and such obligations are accounted for.

Turnover (gross profit) includes other travel product margins from hotel reservations, car rental and travel insurance. Incentive income is also received from the Group's service provider business partners and is recognised as turnover (gross profit) on receipt, unless dependent upon monthly or quarterly targets being achieved, in which case it is recognised as the targets are achieved. In addition, turnover (gross profit) also includes advertising revenue earned during the period. The presentation of turnover has changed in the year see note 5 for details.


2. Reconciliation of operating loss to net cash inflow/(outflow) from operating activities

                                                                     Year ended                       Year ended
                                                                      31-Dec-02                        31-Dec-01
                                                                    (pound)'000                      (pound)'000
                                                                      (audited)                        (audited)

Operating loss                                                         (13,194)                         (26,303)
Amortisation of goodwill                                                  4,761                            4,696
Depreciation                                                              4,546                            4,025
Stock compensation charge                                                 1,194                              831
National insurance relating to share options                              1,135                                -
Profit on sale of fixed assets                                                -                            (412)
Amortisation of profit on sale and leaseback transaction                  (479)                                -
Goodwill writeoff on disposal of subsidiary                                   -                              458
Provision for impairment of goodwill                                          -                              784
Issue of shares for non-cash consideration                                    -                              359
(Increase)/decrease in debtors                                            (400)                            2,670
Increase in creditors                                                     5,831                              723
Exchange gains/(losses)                                                     434                            (137)

                                                              ------------------               ------------------
Net cash inflow/(outflow) from operating activities                       3,828                         (12,306)
                                                              ------------------               ------------------


                                                                  Quarter ended   Quarter ended    Quarter ended
                                                                      31-Dec-02       31-Dec-01        30-Sep-02
                                                                    (pound)'000     (pound)'000      (pound)'000
                                                                    (unaudited)     (unaudited)      (unaudited)

Operating loss                                                          (3,602)         (5,896)          (2,138)
Amortisation of goodwill                                                  1,185           1,122            1,192
Depreciation                                                              1,330           1,220            1,100
Stock compensation charge/(credit)                                          493           (167)                -
National insurance relating to share options                              1,135               -                -
Amortisation of profit on sale and leaseback transaction                  (479)               -                -
Provision for impairment of goodwill                                          -             784                -
Decrease/(increase) in debtors                                            3,048           1,938            (347)
(Increase)/decrease in
creditors                                                               (6,065)           (584)            1,837
Exchange (losses)/gains                                                   (171)           (280)              315

                                                              ---------------------------------------------------
Net cash (outflow)/inflow from operating activities                     (3,126)         (1,863)            1,959
                                                              ---------------------------------------------------





3. Reconciliation of net cash flow to movement in net funds

                                                                     Year ended                       Year ended
                                                                      31-Dec-02                        31-Dec-01
                                                                    (pound)'000                      (pound)'000
                                                                      (audited)                        (audited)

Increase/(decrease) in cash in the year                                   1,420                         (13,168)
(Increase)/decrease in overdraft in the year                              (434)                               76
                                                              ------------------               ------------------
                                                                            986                         (13,092)
Cash outflow from decrease in lease financing                             1,034                              746
                                                              ------------------               ------------------
Change in net funds resulting from cash flows                             2,020                         (12,346)
New finance leases                                                            -                          (1,200)
Translation differences                                                     211                            (273)
                                                              ------------------               ------------------
Movement in net funds for the year                                        2,231                         (13,819)
Net funds at 1 January                                                   18,864                           32,683
                                                              ------------------               ------------------
Net funds at 31 December                                                 21,095                           18,864
                                                              ==================               ==================


                                                                 Quarter ended    Quarter ended   Quarter ended
                                                                     31-Dec-02        31-Dec-01       30-Sep-02
                                                                   (pound)'000      (pound)'000     (pound)'000
                                                                   (unaudited)      (unaudited)     (unaudited)

(Decrease)/increase in cash in the quarter                             (4,464)          (2,802)           1,470
Decrease in overdraft in the quarter                                       185                -             162
                                                              --------------------------------------------------
                                                                       (4,279)          (2,802)           1,632
Cash outflow from decrease in lease financing                              167              200             417
                                                              --------------------------------------------------
Change in net funds resulting from cash flows                          (4,112)          (2,602)           2,049

                                                              --------------------------------------------------
Movement in net funds for the quarter                                  (4,112)          (2,602)           2,049
Net funds at 1 October / 1 July                                         25,207           21,466          23,158
                                                              --------------------------------------------------
Net funds at 31 December / 30 September                                 21,095           18,864          25,207
                                                              ==================================================


4. Accounting policies

With the exception of the change in policy regarding revenue presentation (see note 5), this preliminary statement has been prepared on the basis of accounting policies as set out in the annual financial statements at 31 December 2001.

The Group has adopted FRS 19. Tax losses have been incurred by the Group, which are available for offset against future taxable profits. A deferred tax asset has not been recognised in respect of these losses as in the opinion of the Directors, the timing and realisation of suitable taxable profits is uncertain.

5. Change in turnover disclosure

From the Quarter 3 2002 onwards, the presentation of negotiated fare turnover has been changed from a gross to a net basis. Negotiated tickets are tickets that are bought by the Group or other independent third parties to fulfil existing commitments to the Group's customers. The Group sells these tickets to customers at fares determined by the Group, which are generally at a significant discount to published fares, that is, the fare at which the supplier offers the ticket to the public. Accordingly, all turnover is now recorded at the margin earned rather than the amount invoiced to customers. The Directors believe that this change in presentation more accurately reflects the substance of the underlying transactions. All prior year information has been restated to reflect this method of presentation.

6.       Statutory information

The financial information set out above does not constitute the Company or Group's statutory accounts within the meaning of section 240 of the Companies Act 1985 for the years ended 31 December 2002 or 2001, but is derived from those accounts. Statutory accounts for 2001 have been delivered to the Registrar of Companies and those for 2002 will be delivered following the Company's annual general meeting. The auditors have reported on those accounts; their reports were unqualified and did not contain statements under S237(2) or (3) Companies Act 1985. The financial information for the three month periods ended 30 September 2002, 31 December 2002 and 31 December 2001 have neither been audited nor reviewed by the Group's auditors.

7.       Reconciliation of pro forma financial measures


                                                                     Year ended                       Year ended
                                                                      31-Dec-02                        31-Dec-01
                                                                    (pound)'000                      (pound)'000
                                                                      (audited)                        (audited)

Operating loss for the Group                                           (13,194)                         (26,303)
Add back:
Depreciation and amortisation                                             9,307                            8,721
                                                              ------------------                -----------------
EBITDA                                                                  (3,887)                         (17,582)
Add back:
Stock compensation charge                                                 1,194                              831
National Insurance on share options                                       1,135                                -
Exceptional item - impairment of goodwill                                     -                              784
Amortisation of profit on sale and leaseback transaction                  (479)                                -
                                                              ------------------                -----------------
Adjusted EBITDA                                                         (2,037)                         (15,967)
                                                              ==================                =================

Operating expenses                                                     (44,624)                         (46,606)
Add back:
Depreciation and amortisation                                             9,307                            8,721
Stock compensation charge                                                 1,194                              831
National Insurance on share options                                       1,135                                -
Exceptional item - impairment of goodwill                                     -                              784
Amortisation of profit on sale and leaseback transaction                  (479)                                -
                                                              ------------------                -----------------
Adjusted operating expenses                                            (33,467)                         (36,270)
                                                              ==================                =================

Loss on ordinary activities before taxation                            (12,332)                         (25,641)
Add back:
Amortisation                                                              4,761                            4,696
Stock compensation charge                                                 1,194                              831
National Insurance on share options                                       1,135                                -
Exceptional item - impairment of goodwill                                     -                              784
                                                              ------------------                -----------------
Adjusted loss before tax                                                (5,242)                         (19,330)
                                                              ==================                =================




                                                                  Quarter ended    Quarter ended    Quarter ended
                                                                      31-Dec-02        31-Dec-01        30-Sep-02
                                                                    (pound)'000      (pound)'000      (pound)'000
                                                                    (unaudited)      (unaudited)      (unaudited)

Operating loss for the Group                                            (3,602)          (5,896)          (2,138)
Add back:
Depreciation and amortisation                                             2,515            2,342            2,292
                                                               ---------------------------------------------------
EBITDA                                                                  (1,087)          (3,554)              154
Add back:
Stock compensation charge/(credit)                                          493            (167)                -
National Insurance on share options                                       1,135                -                -
Exceptional item - impairment of goodwill                                     -              784                -
Amortisation of profit on sale and leaseback transaction                  (479)                -                -
                                                               ---------------------------------------------------
Adjusted EBITDA                                                              62          (2,937)              154
                                                               ===================================================

Operating expenses                                                     (11,625)         (10,819)         (11,354)
Add back:
Depreciation and amortisation                                             2,515            2,342            2,292
Stock compensation charge/(credit)                                          493            (167)                -
National Insurance on share options                                       1,135                -                -
Exceptional item - impairment of goodwill                                     -              784                -
Amortisation of profit on sale and leaseback transaction                  (479)                -                -
                                                               ---------------------------------------------------
Adjusted operating expenses                                             (7,961)          (7,860)          (9,062)
                                                               ===================================================

Loss on ordinary activities before taxation                             (3,320)          (5,864)          (1,961)
Add back:
Amortisation                                                              1,185            1,122            1,192
Stock compensation charge/(credit)                                          493            (167)                -
National Insurance on share options                                       1,135                -                -
Exceptional item - impairment of goodwill                                     -              784                -
                                                               ---------------------------------------------------
Adjusted loss before tax                                                  (507)          (4,125)            (769)
                                                               ===================================================


We use EBITDA as a measure since we believe it is useful for the investors wishing to compare the Group with other companies that use EBITDA as a way of reporting profit excluding the impact of non-cash items. Adjusted EBITDA excludes non-cash and exceptional operating items and therefore we believe that it is a useful way for investors to compare the Group's underlying EBITDA trend, both with other companies and also with the Group's previous financial results. We also use adjusted operating expenses and adjusted loss before tax in order to facilitate comparisons and trends.

SUPPLEMENTARY INFORMATION, PREPARED IN ACCORDANCE WITH US GAAP

These financial statements set out below are presented in US dollar amounts, solely for the convenience of the reader at the rates as set out below. No representation is made that the amounts shown could have been, or could be converted into US dollars at that, or any other rate.


CONSOLIDATED STATEMENT OF OPERATIONS                       Year         Year         Quarter       Quarter      Quarter
                                                          ended        ended           ended         ended        ended
                                                          $'000        $'000           $'000         $'000        $'000
[Prepared in accordance with US GAAP]                 31-Dec-02    31-Dec-01       31-Dec-02     31-Dec-01    30-Sep-02
                                                      (audited)    (audited)     (unaudited)   (unaudited)  (unaudited)



Revenue                                                  51,110       28,218          12,747         7,109       14,401


Operating expenses:
Marketing and sales                                      25,277       27,581           5,246         5,461        7,175
General and administrative                               23,058       21,400           5,313         5,099        5,762
Stock compensation                                       22,091           55          16,513           313      (3,539)
Depreciation and amortisation                             7,317       11,424           2,093         3,067        1,705
Impairment of goodwill                                        -        1,141               -         1,132            -
Product technology and development                        5,017        3,765           1,469           790        1,110

                                                 ----------------------------  -----------------------------------------

Total operating expenses                                 82,760       65,366          30,634        15,862       12,213
                                                 ----------------------------  -----------------------------------------

Operating (loss)/profit                                (31,650)     (37,148)        (17,887)       (8,753)        2,188

Other income
Interest income                                           1,404        1,640             320           208          405
Other                                                       209            -             116             -            -

                                                 ----------------------------  -----------------------------------------
                                                          1,613        1,640             436           208          405

Other expense
Interest expense                                          (225)        (281)               8         (162)        (130)
Other                                                         -        (397)               -             -            -

                                                 ----------------------------  -----------------------------------------
                                                          (225)        (678)               8         (162)        (130)

(Loss)/profit from continuing operations
before income taxes                                    (30,262)     (36,186)        (17,443)       (8,707)        2,463

Income tax provision                                      (249)        (109)           (357)          (20)         (12)


                                                 ----------------------------  -----------------------------------------
Net (loss)/profit                                      (30,511)     (36,295)        (17,800)       (8,727)        2,451
                                                 ============================  =========================================


Basic weighted average number of shares '000             48,741       46,336          49,969        46,833       49,874

Diluted weighted average number of shares '000           48,741       46,336          49,969        46,833       53,252

Net (loss)/profit per share - basic and diluted         $(0.63)      $(0.78)         $(0.36)       $(0.19)        $0.05
                                                 ============================  =========================================

Exchange rate for the period ($ per(pound))                   1.6095       1.4543          1.5740        1.4440       1.5500


The exchange rates used to convert the accounts maintained in GBP are the year end rate for the full year results and quarterly average rates for the quarterly results.




CONSOLIDATED BALANCE SHEETS                                               As at        As at         As at
                                                                      31-Dec-02    31-Dec-01     30-Sep-02
[Prepared in accordance with US GAAP]                                     $'000        $'000         $'000
                                                                      (audited)    (audited)   (unaudited)


ASSETS
Current assets:
Cash and cash equivalents                                                29,366       25,578        35,448
Restricted cash                                                           5,607        3,651         5,439
Accounts receivable, net of allowance for doubtful
accounts                                                                  2,136        2,768         4,632
Prepaid expenses                                                          3,873        2,604           919
Other current assets                                                      3,890        2,990         8,809

                                                                  -----------------------------------------
Total current assets                                                     44,872       37,591        55,247


Property, plant and equipment, net                                        5,630        7,555         6,470
Other non-current assets                                                    512        1,432            52
Goodwill, net                                                            20,400       18,433        20,691

                                                                  -----------------------------------------
TOTAL ASSETS                                                             71,414       65,011        82,460
                                                                  =========================================


LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Bank overdraft                                                              699            -           966
Accounts payable                                                         27,630       17,189        35,258
Accrued reservations liability (gross)                                    6,555        4,761         5,456
Accrued expenses and other current liabilities                            9,662       19,350        13,399
                                                                  -----------------------------------------
Total current liabilities                                                44,546       41,300        55,079


Shareholders' equity:
Ordinary shares of 14p par value - issued and
outstanding                                                              11,281        9,535        10,899
Accumulated paid in capital                                             144,657      103,106       123,331
Accumulated deficit                                                   (128,536)     (88,571)     (106,948)
Accumulated other comprehensive loss                                      (534)        (359)            99
                                                                  -----------------------------------------
Total shareholders' equity                                               26,868       23,711        27,381
                                                                  -----------------------------------------


TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                               71,414       65,011        82,460
                                                                  =========================================

Exchange rate for the period end ($ per(pound))                          1.6095       1.4543        1.5610




CONSOLIDATED CASH FLOW STATEMENT                                Year          Year          Quarter       Quarter
                                                               ended         ended            ended         ended
                                                           31-Dec-02     31-Dec-01        31-Dec-02     30-Sep-02
                                                               $'000         $'000            $'000         $'000
                                                           (audited)     (audited)      (unaudited)   (unaudited)


Cash flows from operating activities:

Net (loss)/income:                                          (30,511)      (36,295)         (17,801)         2,451

Adjustments to reconcile net (loss)/income to net cash used for operating activities:
Depreciation and amortisation                                  7,317        12,564            2,093         1,705

Changes in :
Trade working capital (incl. exchange adjustments)             7,613         8,404          (4,462)         2,055
Corporation tax
Stock compensation expense                                    22,092           522           16,514       (3,539)

                                                      -----------------------------  -----------------------------
Net cash provided from operating activities                    6,511      (14,805)          (3,656)         2,672
                                                      -----------------------------  -----------------------------

Cash flows from investing activities
Capital expenditure and acquisitions                         (4,476)       (4,319)          (2,452)         (123)
Increase in restricted cash                                  (1,568)       (2,097)          (1,533)             -

                                                      -----------------------------  -----------------------------
Net cash used in investing activities                        (6,044)       (6,416)          (3,985)         (123)
                                                      -----------------------------  -----------------------------

Cash flows financing activities:
Increase/(decrease) in bank loans and overdraft                  699         (109)            (306)         (254)
Proceeds from issuance of common stock                           729             -              630             -
Capital element of finance lease                             (1,664)           660          (2,188)             -

                                                      -----------------------------  -----------------------------
Net cash provided from financing activities                    (236)           551          (1,864)         (254)
                                                      -----------------------------  -----------------------------

Effect of exchange rates on cash                                 827           514          (2,016)           766

Net increase in cash receipts                                  1,058      (20,156)         (11,521)         3,061
Cash at the beginning of the period                           28,308        48,776           40,887        37,826
Cash at acquisition                                                -           609                -             -
                                                      -----------------------------  -----------------------------
Cash at the end of the period                                 29,366        29,229           29,366        40,887
                                                      -----------------------------  -----------------------------

Exchange rate for the period ($ per(pound))                   1.6095        1.4543           1.5740        1.5500






Reconciliation between UK and US GAAP

For the quarter ended 31 December 2002 (unaudited)                                              (pound)'000

Retained loss for the period 1 October 2002 to 31 December 2002                                     (3,546)
Reported in the consolidated profit and loss account for the period under UK GAAP

Amortisation of goodwill                                                                              1,185
Deferred revenue                                                                                         75
Deferral of gain on asset disposal                                                                    (160)
Stock compensation cost                                                                             (9,999)
National Insurance                                                                                    1,135
                                                                                               -------------

Loss for the period 1 October 2002 to 31 December 2002 under US GAAP                               (11,310)
                                                                                               =============

                                                                                                    $'000's

Loss for the period 1 October 2002 to 31 December 2002 under US GAAP*                              (17,800)
                                                                                               =============

*Translated in US $ at average exchange rate for the period of $1.5740 per (pound)1


For the year ended 31 December 2002 (audited)                                                   (pound)'000
---------------------------------------------

Retained loss for the period 1 January 2002 to 31 December 2002                                    (12,487)
Reported in the consolidated profit and loss account for the period under UK GAAP

Amortisation of goodwill                                                                              4,761
Deferred revenue                                                                                        325
Deferral of gain on asset disposal                                                                    (160)
Stock compensation cost                                                                            (12,532)
National Insurance                                                                                    1,135
                                                                                               -------------

Loss for the period 1 January 2002 to 31 December 2002 under US GAAP                               (18,958)
                                                                                               =============

                                                                                                      $'000

Loss for the period 1 January 2002 to 31 December 2002 under US GAAP*                              (30,511)
                                                                                               =============

*Translated in US $ at the year end exchange rate for the period of $1.6095 per(pound)1

                                                                                                      (pound)'000

Shareholders' equity as reported in the consolidated balance sheet under UK GAAP                     13,854

Goodwill                                                                                              2,396
Net assets of Carbookers Limited                                                                         43
Deferred revenue                                                                                      (575)
Deferral of gain on asset disposal                                                                    (160)
National Insurance                                                                                    1,135
                                                                                               -------------

Shareholders' equity as reported in the consolidated balance sheet under US GAAP                     16,693
                                                                                               =============

                                                                                                      $'000

Shareholders' equity as reported in the consolidated balance sheet under US GAAP                     26,868
                                                                                               =============
Translated in US$ at the year end exchange rate for the period of
$1.6095 per(pound)1

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     ebookers plc


Dated:  March 24  2003                               /s/ Helen O'Byrne
                                                     -----------------
                                                     Helen O'Byrne
                                                     Company Secretary